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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       ANCOR COMMUNICATIONS, INCORPORATED
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    03332K108
                                 (CUSIP Number)


                                   H.K. DESAI
                            26600 LAGUNA HILLS DRIVE
                          ALISO VIEJO, CALIFORNIA 92656
                            TELEPHONE: (949) 389-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                               NICK E. YOCCA, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                   MAY 8, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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

                                          SCHEDULE 13D
---------------------------------                                -------------------------------
CUSIP NO.                                                        PAGE 2 OF __ PAGES
---------------------------------                                -------------------------------

========= ======================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          QLogic Corporation
          41-0743912
--------- --------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                                     (b) [ ]
--------- --------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  WC, BK
--------- --------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- --------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
------------------------------ -----------------------------------------------------------------
      NUMBER OF SHARES         7       SOLE VOTING POWER
     BENEFICIALLY OWNED
      BY EACH REPORTING                   5,828,667(1)
         PERSON WITH
                               -----------------------------------------------------------------
                               8       SHARED VOTING POWER

                                          113,316(2)
                               -----------------------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                          5,828,667(1)
                               -----------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                  0
--------- --------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                5,941,983(1)(2)
--------- --------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                                             [ ]
--------- --------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         20.3%
--------- --------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                  CO
========= ======================================================================================


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        (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, QLogic Corporation will have sole voting power with respect to 5,828,667 shares of Common Stock of Ancor Communications, Incorporated, which, based upon the 29,289,786 shares of Ancor Common Stock outstanding as of May 8, 2000 (as represented by Ancor in the Merger Agreement discussed in Item 4) currently equals 19.9% of the outstanding shares of Ancor Common Stock. Prior to the exercise of the Option, QLogic is not entitled to any rights as a shareholder of Ancor as to the shares of Ancor Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in the Stock Option Agreement, none of which has occurred as of the date hereof. QLogic expressly disclaims beneficial ownership of any of the shares of Ancor Common Stock which are purchasable by QLogic upon exercise of the Option until such time as QLogic purchases any such shares of Ancor Common Stock upon any such exercise.

        (2) 133,316 shares of Ancor Common Stock are subject to Voting Agreements entered into by QLogic and certain shareholders of Ancor (discussed in Item 6 below). QLogic expressly disclaims beneficial ownership of any of the shares of Ancor Common Stock covered by the Voting Agreements. Based on the number of shares of Ancor Common Stock outstanding as of May 8, 2000 (as represented by Ancor in the Merger Agreement discussed in Item 4), the number of shares of Ancor Common Stock indicated represents approximately 0.5% of the outstanding Ancor Common Stock, excluding the shares of Ancor Common Stock issuable upon exercise of the Option.

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

        This statement relates to the common stock, par value $.001 per share ("Ancor Common Stock "), of Ancor Communications, Incorporated, a Minnesota corporation ("Ancor"). Ancor's principal executive offices are located at 6321 Bury Drive, Minnesota 55346.


ITEM 2.  IDENTITY AND BACKGROUND.

        (a)    Name of person filing: QLogic Corporation ("QLogic")

        (b)    Address of principal business office:

               26600 Laguna Hills Drive
               Aliso Viejo, California 92656
               Telephone:  (949) 389-6000

        (c)    Principal Business:

               QLogic is a designer and supplier of semiconductor and board level input/output and enclosure management products.

               The name, business address, present principal occupation or employment and citizenship of each director and executive officer of QLOGIC are set forth in Annex A hereto and are incorporated herein by reference.

        (d)    Criminal Proceedings:

               During the last five years, neither QLOGIC nor any executive officer or director of QLOGIC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)    Civil Proceedings:

               During the last five years, neither QLOGIC nor any executive officer or director of QLOGIC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (f)    Place of Organization:  Delaware


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to the Stock Option Agreement dated as of May 8, 2000 (the "Stock Option Agreement"), between QLogic and Ancor described below in Item 4, Ancor granted to QLogic an option (the "Option") to purchase up to 5,828,667 shares of Ancor Common Stock at a price of $52.717 per share, exercisable only upon the occurrence of certain events. The exercise of the

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Option to purchase the full number of shares of Ancor Common Stock covered by the Option would require aggregate funds of $307,269,838.20. If QLogic were to purchase Ancor Common Stock pursuant to the Stock Option Agreement, QLogic currently anticipates that such funds would be provided from QLogic's working capital and bank lines of credit.


ITEM 4.  PURPOSE OF TRANSACTION.

        On May 8, 2000, QLogic, Amino Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of QLogic ("Amino"), and Ancor entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for Amino to be merged with and into Ancor in accordance with the Minnesota Business Corporation Act and the Merger Agreement, as a result of which Ancor will be the surviving corporation and a wholly owned subsidiary of QLogic (the "Merger"). The Merger is subject to receipt of regulatory approvals, the approval of Ancor's shareholders and QLogic's stockholders and other closing conditions. As a result of the Merger, each outstanding share of Ancor Common Stock will be converted into 0.5275 shares of common stock of QLogic. Consummation of the Merger would result in the Ancor Common Stock ceasing to be outstanding or authorized to be quoted on The Nasdaq Stock Market, Inc.'s National Market System ("Nasdaq") and the termination of registration pursuant to Section 12(g)(4) of the Act. Ken Hendrickson, Chairman and Chief Executive Officer of Ancor, will become a member of the board of directors of QLogic in connection with the closing of the merger.

        The Merger is intended to be a tax-free reorganization for U.S. federal income tax purposes and to be accounted for as a pooling-of-interests transaction. The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        As a condition and inducement to QLogic's entering into the Merger Agreement, Ancor entered into the Stock Option Agreement with QLogic. Pursuant to the Stock Option Agreement, Ancor has granted to QLogic an Option to purchase up to 5,828,667 shares (the "Option Shares") of Ancor Common Stock at a price of $52.717 per share, exercisable only upon the occurrence of certain events. Under certain circumstances set forth in the Stock Option Agreement, QLogic, as grantee of the Option, may surrender the Option to Ancor in exchange for a payment to be determined in the manner set forth in the Stock Option Agreement. The Stock Option Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        Except as set forth in this Item 4, QLogic has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

        The preceding summary of certain provisions of the Merger Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                (a),(b) Pursuant to the Stock Option Agreement, QLOGIC has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 5,828,667 shares of Ancor Common Stock, which represent beneficial ownership of approximately 19.9% of the shares of Ancor Common Stock currently outstanding. If QLOGIC were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the Option granted under the Stock Option Agreement is exercisable, QLOGIC disclaims beneficial ownership of such shares of Ancor Common Stock subject to the Stock Option Agreement.

               As a result of the Voting Agreements (discussed in Item 6 below), QLOGIC may be deemed to be the beneficial owner of at least 133,316 shares of Ancor Common Stock. Such Ancor Common Stock constitutes approximately 0.5% of the shares of Ancor Common Stock currently outstanding. QLOGIC may be deemed to have the shared power to vote the shares that are subject to the Voting Agreement with respect to the Merger. However, QLOGIC (i) is not entitled to any rights as a shareholder of Ancor as to the shares that are subject to the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Ancor Common Stock which are covered by the Voting Agreements.

               To the best knowledge of QLogic, no executive officer or director of QLogic beneficially owns any shares of Ancor Common Stock

        c) Except as described above, there have been no transactions in Ancor Common Stock by QLOGIC during the past 60 days. To the best knowledge of QLOGIC, there have been no transactions in Ancor Common Stock by any of QLogic's executive officers or directors during the past 60 days, other than by Michael R. Manning, the Secretary and Treasurer of QLogic, who acquired and disposed of 1,200 shares at a loss of $2,318.

        (d)    Not applicable.

        (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On May 8, 2000, in connection with the execution of the Merger Agreement, QLogic entered into voting agreements (each, a "Voting Agreement") with Kenneth Hendrickson, Steven E. Snyder, Calvin G. Nelson and Gerald Bestler, each solely in their capacities as shareholders of Ancor. Each of these shareholders has agreed to vote all shares of Ancor Common Stock owned or controlled by such shareholder in favor of the Merger. In the Voting Agreement, each shareholder also agreed not to solicit any proposals or offers relating to any merger or other business combination involving Ancor during the term of the Merger Agreement. The Voting Agreements terminate upon the termination of the Merger Agreement prior to the effective time of the Merger or upon the effective time of the Merger, as more fully described in the Voting Agreement. As of May 8, 2000, the shareholders of Ancor that have entered into the Voting Agreements owned 133,316 outstanding shares of Ancor Common Stock (representing approximately 0.5% of the outstanding shares of Ancor Common Stock).

        The preceding summary of the Voting Agreements is qualified in its entirety by reference to the full text of such agreements, a form of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

        Except as set forth in Items 3, 4, 5 and 6, neither QLogic nor, to the best knowledge of QLogic, any of its directors or executive officers have any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Ancor.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

        99.1 Agreement and Plan of Merger, dated as of May 8, 2000, by and among QLOGIC, Amino and Ancor.

        99.2 Stock Option Agreement, dated as of May 8, 2000, by and between QLOGIC and Ancor.

        99.3 Form of Voting Agreement, dated as of May 8, 2000, by and between QLOGIC and certain shareholders of Ancor.

                                    SIGNATURE

        AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                             QLOGIC CORPORATION


DATE:     MAY 17, 2000       /S/    MICHAEL R. MANNING
                             ----------------------------------------------
                             MICHAEL R. MANNING,
                             SECRETARY AND TREASURER

                                     ANNEX A


             DIRECTORS AND EXECUTIVE OFFICERS OF QLOGIC CORPORATION

        The name and present principal occupation or employment of the directors and executive officers of QLogic Corporation are set forth below. The principal business address of each director and executive officer is the address of QLogic, 26600 Laguna Hills Drive, Aliso Viejo, California 92656. Each director and executive officer is a citizen of the United States.

NAME                                POSITION AND OCCUPATION
----                                -----------------------

H.K. Desai                          Director, Chairman of the Board,
                                    Chief Executive Officer and President.

Thomas R. Anderson                  Vice President and Chief Financial Officer.

Michael R. Manning                  Secretary and Treasurer.

David Tovey                         Vice President and General Manager,
                                    Peripheral Products Group.

David M. Race                       Vice President and General Manger,
                                    Enclosure Management Products Group.

Mark A. Edwards                     Vice President and General Manager,
                                    Computer Systems Group.

Lawrence F. Fortmuller, Jr.         Vice President, Marketing.

Mark Spowart                        Vice President, Sales.

Robert Miller                       Vice President, Operations.

Carol L. Miltner                    Director; Senior Partner of
                                    IMPACT-Hoffman, Miltner, Carr LLC.

George D. Wells                     Director; member of the Board of Directors
                                    of Align Rite Corporation; member of the Board of Directors of Johnson Matthey.

Larry R. Carter                     Director; Vice President of Finance and
                                    Administration and Chief Financial Officer of Cisco Systems, Inc.; member of the Board of Directors of Network Appliance, Inc.

Jim Fiebiger                        Director; Vice Chairman and Managing
                                    Director of Technology Licensing of
                                    GateField Corporation.

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                DESCRIPTION
       ------                -----------
        99.1 Agreement and Plan of Merger, dated as of May 8, 2000, by and among QLOGIC, Amino and Ancor.

        99.2 Stock Option Agreement, dated as of May 8, 2000, by and between QLOGIC and Ancor.

        99.3 Form of Voting Agreement, dated as of May 8, 2000, by and between QLOGIC and certain shareholders of Ancor.